Exhibit 99.1

Volvo: Truck Deliveries January-July 2007

STOCKHOLM, Sweden--Regulatory News:

Total deliveries of trucks from the Volvo Group’s (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) four truck companies through July this year amounted to 124,370, which is a decrease of 4%, compared with the year-earlier period. Deliveries from Nissan Diesel only include the period April to July 2007. Excluding Nissan Diesel, deliveries amounted to 108,559, a decrease by 16%, compared with the year-earlier period.

See attached files for the full report.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=53 2957&fn=wkr0001.pdf

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The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0830, 2007 at 08.30 a.m.

This information was brought to you by Cision http://newsroom.cision.com

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